Exhibit 99.15


                              musicmaker.com, Inc.
                        c/o Barington Capital Group, L.P.
                               888 Seventh Avenue
                                   17th Floor
                            New York, New York 10019


                                              May 15, 2002



VIA FAX AND FEDERAL EXPRESS
---------------------------
Robert G. Flynn, Secretary
Gerald W. Kearby, President and Chief Executive Officer
Members of the Board of Directors
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063

Robert G. Flynn, Secretary
Gerald W. Kearby, President and Chief Executive Officer
Members of the Board of Directors
Liquid Audio, Inc.
c/o The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

Gentlemen:

      We understand that Liquid Audio, Inc. has set July 1, 2002 as the date for its 2002 Annual Meeting of Stockholders. Accordingly, we will suspend our lawsuit to compel a meeting, which is currently pending against the Company in Delaware Chancery Court.

      As you are aware, on December 18, 2001 and December 20, 2001, we notified the Company of our intention to nominate certain individuals as directors of the Company and to present certain proposals at the 2002 Annual Meeting. For the avoidance of any doubt, we reaffirm our intention to nominate the named persons and to present our proposals, as set forth in our prior correspondence (copies of which are attached), except for the following. We will not be presenting our proposals to amend the Company's Restated Certificate of Incorporation and to rescind the Company's "shareholder rights plan." While we continue to believe that these actions are essential for the Company, we intend to focus our campaign on the key issue facing the stockholder electorate -- installing management that is guided by the interests of stockholders and not an unattainable business (or should we say "non-business") plan.

      As we have previously indicated to you, we and other stockholders who have contacted us to express their views are deeply concerned about the ongoing depletion of the Company's cash and the other critical issues facing the Company. We expect that between now and the 2002 Annual Meeting the

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Company's board of directors and its management will take no action that will prejudice the rights of stockholders, including entering into any transaction to buy or sell the Company or any material amount of its assets or taking action that would deplete the Company's already dwindling cash supply. On the contrary, we demand that, even in advance of the Annual Meeting, management close down the Company's money losing operations and arrest the Company's senseless cash drain.

      We also advise you that we will hold the current board and management strictly accountable for any action taken in advance of the Annual Meeting that would effectively thwart the exercise of the right of the stockholder electorate to choose directors who will be responsive to the public owners of the Company and who will be guided first and foremost by their interests.


                                         Very truly yours,

                                         musicmaker.com, Inc.


                                         By: /s/ James A. Mitarotonda
                                            ---------------------------------
                                             James A. Mitarotonda
                                             President and Chief Executive
                                             Officer